   UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For November 21, 2017

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
 *-
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20- F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

Harmony Gold Mining Company Ltd
Registration number: 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” or “the company”)

In compliance with paragraphs 3.63 to 3.74 of the JSE Listings Requirements, the following information is disclosed:

DEALING IN SECURITIES BY DIRECTORS: SHARE AWARDS

In line with the provisions of the Harmony Share Plan, shares are awarded to directors in November of each year. The awards were made at the 20 day volume weighted average price of R24 per ordinary share as at 15 November 2017.

1. Name of director:	PW Steenkamp (Chief Executive Officer)
Nature of transaction:	Off market award of performance shares
Periods of vesting:	Performance shares vest after three years.
Date:	15 November 2017
Class of securities:	Performance shares
Number of performance shares awarded:	596 427
Nature and extent of director’s interest:	Direct beneficial
2. Name of director:	F Abbott (Financial Director)
Nature of transaction:	Off market award of performance shares
Periods of vesting:	Performance shares vest after three years.
Date:	15 November 2017
Number of performance shares awarded:	348 815
Matched performance shares awarded, matching the 2014 performance shares vested and pledged in November 2017:	141 075
Nature and extent of director’s interest:	Direct beneficial
3. Name of director:	HE Mashego (Executive Director)
Nature of transaction:	Off market award of performance shares
Periods of vesting:	Performance shares vest after three years.
Date:	15 November 2017
Class of securities:	Performance shares
Number of performance shares awarded:	251 722
Nature and extent of director’s interest:	Direct beneficial
4. Name of Company Secretary:	Riana Bisschoff (Company Secretary)
Nature of transaction:	Off market award of performance shares
Periods of vesting:	Performance shares vest after three years.
Date:	15 November 2017
Class of securities:	Performance shares
Number of performance shares awarded:	77 040
Nature and extent of director’s interest:	Direct beneficial

Prior clearance was obtained in respect of the above dealings by the directors.

For more details contact:

Lauren Fourie
Investor Relations Manager
+27 (0) 071 607 1498 (mobile)

Johannesburg, South Africa
21 November 2017

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: November 21, 2017	By:	/s/ Frank Abbott
Name Frank Abbott
Title Financial Director